Exhibit 99.1

February 24, 2022
TO THE SHAREHOLDERS OF OCEANPAL INC.
Enclosed is a Notice of the Annual Meeting of Shareholders (the “Meeting”) of OceanPal Inc. (the “Company”) which will be held on March 31, 2022 at 8:00 a.m. Eastern Standard Time. The Meeting will be held in a virtual format only via the Internet at www.virtualshareholdermeeting.com/OP2022. You will not be able to attend the Meeting physically.
At the Meeting, holders of shares of common stock, par value $0.01 per share (the “Common Shares”) and shares of Series B Preferred Stock, par value $0.01 per share (the “Preferred Shares) of the Company (the “Shareholders”) will consider and vote upon the following proposals:
1.	To elect three Class I Directors to serve until the 2025 annual meeting of shareholders (“Proposal One”);
2.
To approve one or more amendments to the Company’s Amended and Restated Articles of Incorporation to effect one or more reverse stock splits of the Company’s issued common shares, each at a ratio of not less than one-for-two and not more than one-for-10 and in the aggregate at a ratio of not more than one-for-40, with the exact ratio to be set at a whole number within this range to be determined by the Company’s board of directors (the “Board”) in its discretion and authorize the Board to implement any such reverse stock split or splits at any time prior to the date of the Company’s 2023 annual meeting of shareholders (“Proposal Two”);

3.	To approve the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company’s independent auditors for the fiscal year ending December 31, 2022 (“Proposal Three”); and
4.	To transact other such business as may properly come before the Meeting or any adjournment thereof.
Adoption of Proposal One requires the affirmative vote of a plurality of the votes cast at the Meeting, either in person (by participating through the virtual meeting website) or by proxy. Adoption of Proposal Two requires the affirmative vote of the holders of a majority of all outstanding shares entitled to attend and vote at the Meeting. Adoption of Proposal Three requires the affirmative vote of a majority of the votes cast at the Meeting, either in person (by participating through the virtual meeting website) or by proxy.
If you virtually attend the Meeting, you may revoke your proxy and vote your shares in person.

WHETHER OR NOT YOU PLAN TO VIRTUALLY ATTEND THE MEETING, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE MEETING. ACCORDINGLY, IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS BY MAIL, PLEASE DATE, SIGN AND RETURN THE PROXY CARD TO BE MAILED TO YOU ON OR ABOUT FEBRUARY 24, 2022, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT. IF YOU RECEIVED YOUR PROXY MATERIALS OVER THE INTERNET, PLEASE VOTE BY INTERNET OR BY TELEPHONE IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS THAT YOU WILL RECEIVE IN THE MAIL. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION WILL BE APPRECIATED.

Very truly yours,

Eleftherios Papatrifon Chief Executive Officer

Pendelis 26, 175 64 Palaio Faliro, Athens, Greece
Tel: + 30-210-9485-360, Fax: + 30-210-9401-810
e-mail: izafirakis@oceanpal.com – www.oceanpal.com

OCEANPAL INC.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
February 24, 2022
NOTICE IS HEREBY given that the Annual Meeting of the holders of shares of common stock, par value $0.01 per share (the “Common Shares”) (such holders, the “Shareholders”) of OceanPal Inc. (the “Company”) will be held on March 31, 2022 at 8:00 a.m. Eastern Standard Time (the “Meeting”). The Meeting will be conducted completely as a virtual meeting via the Internet at www.virtualshareholdermeeting.com/OP2022. The Meeting will be held for the following purposes, of which items 1, 2 and 3 are more fully set forth in the accompanying Proxy Statement:
1.	To elect three Class I Directors to serve until the 2025 annual meeting of shareholders;
2.
To approve one or more amendments to the Company’s Amended and Restated Articles of Incorporation to effect one or more reverse stock splits of the Company’s issued common shares, each at a ratio of not less than one-for-two and not more than one-for-10 and in the aggregate at a ratio of not more than one-for-40, with the exact ratio to be set at a whole number within this range to be determined by the Company’s board of directors (the “Board”) in its discretion and authorize the Board to implement any such reverse stock split or splits at any time prior to the date of the Company’s 2023 annual meeting of shareholders;

3.	To approve the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company’s independent auditors for the fiscal year ending December 31, 2022; and
4.	To transact other such business as may properly come before the Meeting or any adjournment thereof.
The Board has fixed the close of business on February 17, 2022 as the record date for the determination of the Shareholders entitled to receive notice and to vote at the Meeting or any adjournment thereof.
IT IS IMPORTANT TO VOTE. WHETHER OR NOT YOU PLAN TO VIRTUALLY ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.
Shareholders will need to provide the control number included with the Notice of Annual Meeting of Shareholders or on the proxy card in order to be able to participate in the Meeting. Shareholders may log into the virtual meeting platform beginning at 7:45 a.m. Eastern Standard Time, on March 31, 2022.
If you virtually attend the Meeting, you may revoke your proxy and vote in person.

BY ORDER OF THE BOARD OF DIRECTORS

Ioannis Zafirakis
Secretary

February 24, 2022
Athens, Greece

OCEANPAL INC.
PENDELIS 26, 175 64 PALAIO FALIRO,
ATHENS, GREECE
_______________________________
PROXY STATEMENT FOR
ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON MARCH 31, 2022
_______________________________
INFORMATION CONCERNING SOLICITATION AND VOTING
GENERAL
The enclosed proxy is solicited on behalf of the board of directors (the “Board”) of OceanPal Inc., a Marshall Islands corporation (the “Company”), for use at the Annual Meeting of holders of shares of common stock of the Company (the “Shareholders”) to be held virtually on March 31, 2022 at 8:00 a.m. Eastern Standard Time, or at any adjournment or postponement thereof (the “Meeting”), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. This Proxy Statement and the accompanying form of proxy are expected to be mailed to the Shareholders of the Company who are entitled to vote at the Meeting as of February 17, 2022.
VOTING RIGHTS AND OUTSTANDING SHARES
On February 17, 2022 (the “Record Date”), the Company had outstanding 24,191,669 shares of common stock, par value $0.01 per share (the “Common Shares”) and 500,000 shares of Series B Preferred Stock, par value $0.01 per share (the “Preferred Shares). Each Shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held and up to 2,000 votes for each Preferred Share, provided however, that the aggregate number of votes that may be cast by all Preferred Shares in the aggregate shall not exceed 34% of the total votes entitled to vote at the Meeting. One or more Shareholders representing at least one third of the total voting rights of the Company present in person or by proxy at the Meeting shall constitute a quorum for the purposes of the Meeting. The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Shareholders.
The Common Shares are listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “OP.”
REVOCABILITY OF PROXIES
A Shareholder giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Secretary of the Company at the Company’s corporate office, Pendelis 26, 175 64 Palaio Faliro, Athens, Greece, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person (by participating through the virtual meeting website).

PROPOSAL ONE
ELECTION OF DIRECTORS
The Company currently has seven directors divided into three classes. As provided in the Company’s Amended and Restated Articles of Incorporation, each director is elected to serve for a three-year term and until such director’s successor is elected and has qualified. Accordingly, the Board has nominated Semiramis Paliou, Styliani Alexandra Sougioultzoglou, and Alexios Chrysochoidis, each a current Class I Director, for re-election as directors whose term will expire at the 2025 annual meeting of shareholders.
Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following three nominees. It is expected that each of these nominees will be able to serve, but if before the election it develops that any of the nominees is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee or nominees as the current Board may recommend.
Nominees for Election to the Company’s Board
Information concerning the nominees for directors of the Company is set forth below:
Name	Age	Position

Semiramis Paliou	47	Class I Director

Styliani Alexandra Sougioultzoglou	47	Class I Director

Alexios Chrysochoidis	48	Class I Director

Semiramis Paliou has served as a Director since April 2021. Mrs. Paliou is the Chairperson of the Board of Directors and of the Executive Committee of the Company since November 2021. Mrs. Paliou has served as a Director of Diana Shipping Inc. since March 2015. She has also served as Chief Executive Officer, Chairperson of the Executive Committee and a member of the Sustainability Committee of Diana Shipping Inc. since March 1, 2021. She previously served as Deputy Chief Executive Officer of Diana Shipping Inc. from October 2019 until February 2021. Mrs. Paliou also served as member of the Executive Committee and the Chief Operating Officer of Diana Shipping Inc. from August 2018 until February 2021. Mrs. Paliou also serves as Chief Executive Officer of Diana Shipping Services S.A. From November 2018 to February 2020 Mrs. Paliou also served as Chief Operating Officer of Performance Shipping Inc. Mrs. Paliou has over 20 years of experience in shipping operations, technical management and crewing. Mrs. Paliou began her career at Lloyd's Register of Shipping from 1996 to 1998 as a trainee ship surveyor. She was then employed by Diana Shipping Agencies S.A. From 2007 to 2010 she was employed as a Director and President of Alpha Sigma Shipping Corp. From February 2010 to November 2015 she was the Head of the Operations, Technical and Crew department of Diana Shipping Services S.A. From November 2015 to October 2016 she served as Vice-President of the same company. From November 2016 to the end of July 2018, she served as Managing Director and Head of the Technical, Operations, Crew and Supply department of Unitized Ocean Transport Limited. Ms. Paliou obtained her BSc in Mechanical Engineering from Imperial College, London and her MSc in Naval Architecture from University College, London. Ms. Paliou completed courses in “Finance for Senior Executives” and in “Authentic Leader Development” and a certificate program on “Sustainable Business Strategy” all at Harvard Business School. She is the daughter of Simeon Palios, the Chairman of Diana Shipping Inc., and is Vice-Chairperson of the Greek committee of Det Norske Veritas, a member of the Greek committee of Nippon Kaiji Kyokai and a member of the Greek committee of Bureau Veritas. Since March 2018, Ms. Paliou has served on the board of directors of the Hellenic Marine Environment Protection Association (HELMEPA) and serves as the Chairperson since

June 2020. As of June 2021, she serves as Vice-Chairperson of INTERMEPA. Also, she is a member of the board of directors of the United Kingdom Mutual Steam Ship Assurance Association (Europe) Limited since November 2020 and as of February 2022 member of the Union of Greek Shipowners.
Styliani Alexandra Sougioultzoglou has served as a Director of the Company since November 29, 2021. Since October 2019, Ms. Sougioultzoglou has managed the Centre of Entrepreneurship and Innovation of the Municipality of Athens, where she has been involved in numerous green entrepreneurship projects as well as EU-funded tech initiatives that assist young entrepreneurs, and has managed the Centre’s international relations. She served as Curator and Project Manager in Technopolis of the City of Athens from January 1999 through October 2019. Ms. Sougioultzoglou graduated from the London School of Economics and Political Science with a degree in International Relations & History.
Alexios Chrysochoidis has served as a Director of the Company since November 29, 2021. He is member of the Audit Committee of the Company. Mr Chrysochoidis joined Eurobank Equities in 2003 and he is General Manager, Head of Trading in Athens, Greece. He supervises the Equity and Equity Derivatives Market Making Desk along with the Prop Trading Desk. He has extensive cross border experience, specializing in multi asset products within the Capital Markets and Alternative Sectors. Prior to this he worked for Telesis Securities, as Deputy Head of the Derivatives Desk. He holds a B.Sc and an M.Eng in Electrical Engineering from Imperial College (UK) and an M.Sc in Engineering Economic Systems from Stanford University (US).
Audit Committee. The Company’s Board has established an Audit Committee, composed of two members, which is responsible for reviewing the Company’s accounting controls, recommending to the Board the engagement of the Company’s outside auditors, and pre-approving audit and audit-related services and fees. Each member is an independent director. The members of the Audit Committee are Mr. Nikolaos Veraros (Chairman and financial expert) and Mr. Alexios Chrysochoidis (member and financial expert). As the Company is a foreign private issuer, it is exempt from the corporate governance rules of Nasdaq, other than the Audit Committee requirement.
Required Vote. Adoption of Proposal One requires the affirmative vote of a plurality of the votes cast at the Meeting, either in person (by participating through the virtual meeting website) or by proxy.
THE BOARD UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO
APPROVAL OF AN AMENDMENT TO THE COMPANY’S AMENDED AND RESTATED
ARTICLES OF INCORPORATION TO EFFECT A REVERSE STOCK SPLIT
General
The Board has approved, and is hereby soliciting shareholder approval of, one or more amendments to the Company’s Amended and Restated Articles of Incorporation, substantially in the form attached hereto as Exhibit I, to effect one or more reverse stock splits of the Company’s issued Common Shares, each at a ratio of not less than one-for-two and not more than one-for-10 and in the aggregate at a ratio of not more than one-for-40 (the “Amendment”). A vote FOR the Proposal will constitute approval of the Amendment, providing for the combination, except as explained below with respect to fractional shares, of any number of the Company’s issued Common Shares between and including two and ten into one common share and will grant the Board, or any duly constituted committee thereof, the authority to determine whether to implement a reverse stock split and, if so, to select which of the approved exchange ratios within that range will be implemented. If the Shareholders approve this Proposal, the Board or any duly constituted committee thereof, will have the authority, but not the obligation, in its sole discretion, and without further action on the part of the Shareholders, to select a reverse stock split ratio within the approved range and effect the approved reverse stock split by filing the Amendment with the Registrar of Corporations of the Republic of the Marshall Islands at any time after the approval of this Proposal. If implemented, the reverse stock split will become effective as of the beginning of the business day after the filing of the Amendment with the Registrar of Corporations of the Republic of the Marshall Islands. An Amendment will not change the number of authorized shares or par value of the Company’s Common Shares. After the reverse stock split, if implemented, the number of authorized Common Shares will remain at 1 billion Common Shares and the par value will remain at one United States cent ($0.01) per Common Share.
The Board believes that Shareholder approval of an exchange ratio range (rather than an exact exchange ratio) provides the Board with maximum flexibility to achieve the purposes of the reverse stock split or splits. If the requisite Shareholders approve this Proposal, the reverse stock split or splits will be effected, if at all, only upon a determination by the Board that the reverse stock split is in the Company’s and the Shareholders’ best interests at that time. In connection with any determination to effect a reverse stock split, the Board, or any duly constituted committee thereof, will set the time for such a split and select a specific exchange ratio within the range approved by the Shareholders. The determination will be made by the Board with the intention to create the greatest marketability of the Company’s Common Shares based upon prevailing market conditions at that time.
The Board reserves its right to elect not to proceed, and abandon, a reverse stock split contemplated in this Proposal if it determines, in its sole discretion, that implementing a reverse stock split is not in the best interests of the Company and its Shareholders.
Purpose and Background of One or More Reverse Stock Splits
The purpose for seeking approval to effect one or more reverse stock splits is to increase the per share trading value of the Company’s Common Shares. The Board may effect a reverse stock split only if it believes that a decrease in the number of Common Shares outstanding is likely to improve the trading price for the Company’s Common Shares, and only if the implementation of the reverse stock split is determined by the Board to be in the best interests of the Company and its shareholders.
Nasdaq has several listing criteria that companies must satisfy in order to maintain their listing, including that the Company’s Common Shares must maintain a minimum bid price that is greater than or equal to $1.00 per share (the “Minimum Bid Price Requirement”). The Company has not received notification from Nasdaq that it is out of compliance with the Minimum Bid Price Requirement for continued listing on Nasdaq. Pursuant to Nasdaq listing rules, the Company has a grace period of 180 days to regain compliance with the Minimum Bid Price Requirement. The Company desires to seek shareholder approval to effect a reverse stock split at the Meeting in order to avoid the additional costs and expense of calling a special meeting of shareholders to approve a reverse stock split at a later date.
Procedure for Exchange of Stock Certificates
As soon as practicable after the effective date of a reverse stock split, Shareholders holding Common Shares in physical certificate form will be sent a letter of transmittal from the exchange agent, on behalf of the Company, notifying them that the reverse stock split has been effected. The letter of transmittal will contain instructions on how Shareholders should surrender to the Company’s exchange agent certificates representing pre-split shares in exchange for certificates representing post-split shares. The Company expects that its transfer agent will act as its exchange agent for purposes of implementing the exchange of share certificates. No new certificates will be issued to a Shareholder until such shareholder has surrendered such Shareholder’s outstanding certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent. Any pre-split shares submitted for transfer, whether pursuant to a sale or other disposition, or otherwise, will automatically be exchanged for post-split shares. SHAREHOLDERS SHOULD NOT DESTROY ANY SHARE CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.
Shareholders holding shares in book-entry form with the transfer agent need not take any action to receive post-split shares or cash payment in lieu of any fractional share interest, if applicable. If a Shareholder is entitled to post-split shares, a transaction statement will automatically be sent to the Shareholder’s address of record indicating the number of shares of common stock held following the reverse stock split.
Upon a reverse stock split, the Company intends to treat shares held by Shareholders in “street name” through a bank, broker or other nominee in the same manner as registered Shareholders whose shares are registered in their names. Banks, brokers or other nominees will be instructed to effect the reverse stock split for their beneficial holders holding shares in “street name.” However, these banks, brokers or other nominees may have different procedures than registered Shareholders for processing the reverse stock split and making payment for fractional shares. If a Shareholder holds shares with a bank, broker or other nominee and has any questions in this regard, such Shareholder is encouraged to contact their bank, broker or other nominee.
Fractional Shares
No fractional shares will be created or issued in connection with a reverse stock split. Shareholders of record who otherwise would be entitled to receive fractional shares because they hold a number of pre-split shares not evenly divisible by the number of pre-split shares for which each post-split share is to be exchanged, will be entitled, upon surrender to the exchange agent of certificates representing such shares or, in the case of non-certificated shares, such proof of ownership as required by the exchange agent, to a cash payment in lieu thereof at a price equal to the fraction to which the stockholder would otherwise be entitled multiplied by the closing price of the Common Shares on Nasdaq on the last trading day prior to the effective date of the reverse stock split as adjusted for the reverse stock split as appropriate or, if such price is not available, a price determined by the Board. The ownership of a fractional interest will not give the holder thereof any voting, dividend or other rights except to receive payment thereof as described herein.
Required Vote. Adoption of Proposal Two requires the affirmative vote of the holders of a majority of all outstanding shares entitled to attend and vote at the Meeting.
THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR THE APPROVAL OF AN AMENDMENT TO THE COMPANY’S AMENDED AND RESTATED ARTICLES OF INCORPORATION TO EFFECT A REVERSE STOCK SPLIT. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL THREE
APPROVAL OF APPOINTMENT OF
INDEPENDENT AUDITORS
The Board is submitting for approval at the Meeting the selection of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company’s independent auditors for the fiscal year ending December 31, 2022.
Ernst & Young (Hellas) Certified Auditors Accountants S.A. has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past three fiscal years other than in its capacity as the Company’s independent auditors.
All services rendered by the independent auditors are subject to review by the Audit Committee.
Required Vote. Adoption of Proposal Three requires the affirmative vote of a majority of the votes cast at the Meeting, either in person (by participating through the virtual meeting website) or by proxy.
THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE APPOINTMENT OF ERNST & YOUNG (HELLAS) CERTIFIED AUDITORS ACCOUNTANTS S.A. AS THE INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2022. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION
The cost of preparing and soliciting proxies will be borne by the Company. Solicitations will be made primarily by mail, but Shareholders may be solicited by telephone, e-mail, or personal contact.
OTHER MATTERS
No other matters are expected to be presented for action at the Meeting. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.
By Order of the Directors

Ioannis Zafirakis Secretary

February 24, 2022 Athens, Greece

Exhibit I
If Proposal Two is adopted by the affirmative vote of the holders of a majority of all outstanding Common Shares entitled to attend and vote at the Meeting, the Company’s Amended and Restated Articles of Incorporation may be amended to include the following language in order to give effect to the reverse stock split of the Company’s Common Shares.
“Effective with the commencement of business on [_______________], 2022 [the first business day after filing or such other date as the Registrar of Corporations of the Republic of the Marshall Islands shall determine], the Corporation has effected a one-for-[whole number between two and ten to be determined at the discretion of the Board of Directors] reverse stock split as to its issued common stock, pursuant to which the number of issued shares of common stock shall decrease from [______________] to [____________________] as adjusted for the cancellation of fractional shares and which may be further adjusted for the cancellation of fractional shares. The reverse stock split shall not change the par value of the common stock. The stated capital of the Corporation is hereby reduced from $[______________] to $[________________], as adjusted for the cancellation of the fractional shares, and the amount of $[______________], as adjusted for the cancellation of fractional shares, is allocated to surplus.”